Zaandam, The Netherlands, July 31, 1998 - Royal Ahold (NYSE: AHO)announced today that it is extending its tender offer for all outstanding Class A Non-Voting Stock (approximately 59.9 million shares) of Giant Food Inc. at a price of USD
43.50 per share, until 5:00 p.m. New York City time, on August 14, 1998.

     The offer, announced May 19, had been scheduled to expire on July 31. Based upon information provided by The Bank of New York, as depositary for the offer, as of the close of business on July 29, 1998, approximately 48.5 million shares (81.0%) of the outstanding Class A Non-Voting Stock of Giant Food Inc. have now been tendered and not withdrawn. Completion of the tender offer and the acquisition of the Class AL and Class AC shares of Giant Food Inc. are subject to obtaining necessary regulatory approvals.

Ahold Public Relations, tel:   31 75 659 5720

Ahold Investor Relations, tel: 31 75 659 5648